UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      MILLSTREAM II ACQUISITION CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.0001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    601317100
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                                 (CUSIP NUMBER)

                                SEPTEMBER 7, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                               Page 1 of 10 Pages

CUSIP No.  601317100                  13G                     Page 2 of 10 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millenco, L.P.
     13-3532932

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER
                    310,400
   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER
                    -0-
  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER
                    310,400
  REPORTING
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER
                    -0-
    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     310,400

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     5.5%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*
     PN, BD

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  601317100                  13G                     Page 3 of 10 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millennium Management, L.L.C.
     13-3804139

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER
                    310,400
   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER
                    -0-
  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER
                    310,400
  REPORTING
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER
                    -0-
    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     310,400

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     5.5%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*
     OO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  601317100                  13G                     Page 4 of 10 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Israel A. Englander

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER
                    310,400
   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER
                    -0-
  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER
                    310,400
  REPORTING
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER
                    -0-
    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     310,400

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     5.5%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  601317100                  13G                     Page 5 of 10 Pages

Item 1.

(a)  Name of Issuer

     MILLSTREAM II ACQUISITION CORPORATION, a Delaware corporation (the "Company").

(b) Address of Issuer's Principal Executive Offices:

    435 Devon Park Drive, Bldg. 400
    Wayne, Pennsylvania 19087

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        Millenco, L.P.
        c/o Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Israel A. Englander
        c/o Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: United States

(d)  Title of Class of Securities

      Common Stock, $0.0001 par value per share ("Common Stock")

(e)  CUSIP Number

     601317100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [X] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No.  601317100                  13G                     Page 6 of 10 Pages

(g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount Beneficially Owned

      As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of the following:

      (i) 5,600 shares of Common Stock owned outright by Millenco, L.P., a Delaware limited partnership ("Millenco"), which shares are held as part of the Company's Units ("Units"). Each Unit consists of (1) one share of Common Stock, and (2) two Warrant ("Warrants"); and

      (ii)        304,800 shares of Common Stock owned outright by Millenco.

       In addition to the Warrants exercisable into 11,200 shares of Common Stock, which are held as part of Units, Millenco owns Warrants exercisable into 683,600 shares of Common Stock. Each Warrant entitles the holder to purchase one share of the Company's Common Stock at a price of $5.00. Each Warrant will become exercisable on the later of the Company's completion of a business combination and December 17, 2005, and will expire on December 16, 2008, or earlier upon redemption. As of the date of this filing, the Company has not announced the completion of a business combination.

     Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the general partner of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

     Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Millenco. As a limited partner, Partners has no investment or voting control over Millenco or its securities positions.

CUSIP No.  601317100                  13G                     Page 7 of 10 Pages

(b) Percent of Class

    5.5% of the Company's Common Stock (see Item 4(a) above), which percentage was calculated based on an aggregate amount of 5,600,000 shares of Common Stock outstanding as of August 14, 2006, as reported in the Company's Quarterly Report on Form 10-QSB, dated as of August 14, 2006.

(c) Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote:

            310,400

      (ii)  Shared power to vote or to direct the vote

            -0-

      (iii) Sole power to dispose or to direct the disposition of

            310,400

      (iv)  Shared power to dispose or to direct the disposition of

            -0-

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     See Exhibit I.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  601317100                  13G                     Page 8 of 10 Pages

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of September 12, 2006, by and among Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander.

CUSIP No.  601317100                  13G                     Page 9 of 10 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: September 12, 2006

                                         MILLENCO, L.P.

                                         By: Millennium Management, L.L.C.
                                             its general partner

                                         By:  /s/ Terry Feeney
                                            ------------------------------------
                                            Name:  Terry Feeney
                                            Title: Chief Operating Officer

                                         MILLENNIUM MANAGEMENT, L.L.C.

                                         By:  /s/ Terry Feeney
                                            ------------------------------------
                                            Name:  Terry Feeney
                                            Title: Chief Operating Officer

                                         /s/Israel A. Englander by David Nolan
                                         pursuant to Power of Attorney
                                         filed with SEC on June 6, 2005
                                         ---------------------------------------
                                         Israel A. Englander

CUSIP No.  601317100                  13G                    Page 10 of 10 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.0001 par value per share of MILLSTREAM II ACQUISITION CORPORATION, a Delaware Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 12, 2006

                                         MILLENCO, L.P.

                                         By: Millennium Management, L.L.C.
                                             its general partner

                                         By:  /s/ Terry Feeney
                                            ------------------------------
                                            Name:  Terry Feeney
                                            Title: Chief Operating Officer

                                         MILLENNIUM MANAGEMENT, L.L.C.

                                         By:  /s/ Terry Feeney
                                            ------------------------------
                                            Name:  Terry Feeney
                                            Title: Chief Operating Officer


                                         /s/Israel A. Englander by David Nolan
                                         pursuant to Power of Attorney
                                         filed with SEC on June 6, 2005
                                         ---------------------------------
                                         Israel A. Englander